TRIBAND ENTERPRISE CORP.

(the "Company")

Vancouver, BC June 17th, 2002.
FOR IMMEDIATE RELEASE

TSX Venture Exchange Symbol **TRD**

SHARES FOR DEBT

The Company has received final approval from the TSX Venture Exchange for the issuance of 82,272 common shares at a deemed price of $0.23 per share in settlement of $18,922.00 owed by the Company to certain creditors.

Insiders who received shares from this debt issuance are:

G.F. Consulting Corp. – principal, Gary Freeman, 20,957 shares.

These shares are subject to a four month hold period.

ON BEHALF OF THE BOARD

"GARY FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096.

THE TSX Venture Exchange HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE